Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 7 DATED MARCH 18, 2022

TO THE PROSPECTUS DATED NOVEMBER 1, 2021

We are providing this Supplement No. 7 to you in order to supplement our prospectus dated November 1, 2021 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

●	to disclose the adjusted per share public offering price for each class of our shares;

●	to disclose information about our distributions;

●	to disclose the Company’s net asset value for the month ended February 28, 2022;

●	to disclose certain return information for all outstanding classes of shares;

●	to disclose an update to our Prospectus summary;

●	to disclose an update to our Business section;

●	to disclose an update to our Management section;

●	to disclose an update to our Portfolio section;

●	to disclose an update to our Security Ownership section; and

●	to disclose an update to our Conflicts of Interest section.

Public Offering Price Adjustment

On March 17, 2022, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of March 24, 2022 and will be used for the Company’s next monthly closing for subscriptions on March 31, 2022. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share as of February 28, 2022. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$33.97	$32.44	$30.62	$31.49
Selling Commissions, Per Share	$2.04	$0.97
Dealer Manager Fees, Per Share	$0.85	$0.57

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 50 of this Prospectus. On March 17, 2022, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
April 28, 2022	May 10, 2022	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended February 28, 2022

On March 17, 2022, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. Additionally, pursuant to our share repurchase program, we conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price equal to the net asset value per share as of the last date of the month immediately prior to the repurchase date. The repurchase date for our next quarterly repurchase will be March 31, 2022. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of February 28, 2022:

Month Ended February 28, 2022	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$150,451,910	$48,869,278	$51,094,898	$33,140,216	$186,419,112	$58,702,193	$528,677,607
Number of Outstanding Shares	4,558,900	1,572,552	1,653,343	1,082,352	5,919,434	1,766,079	16,552,660
Net Asset Value, Per Share	$33.00	$31.08	$30.90	$30.62	$31.49	$33.24
Net Asset Value, Per Share Prior Month	$32.98	$31.09	$30.94	$30.65	$31.50	$33.20
Increase in Net Asset Value, Per Share from Prior Month	$0.02	$(0.01)	$(0.04)	$(0.03)	$(0.01)	$0.04

The change in the Company’s net asset value per share for each applicable share class for the month ended February 28, 2022 resulted from increases in the fair value of five of the Company’s portfolio company investments and decreases in the fair value of two of the Company’s portfolio company investments. The fair value of three of the Company’s portfolio company investments did not change.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 3-Year Average Annual Return (“AAR”), and cumulative total returns through February 28, 2022, with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	3-Year AAR(3)	Cumulative Total Return(4)	Cumulative Return Period
Class FA (no sales load)	1.8%	10.6%	39.6%	13.2%	56.4%	February 7, 2018 – February 28, 2022
Class FA (with sales load)	-4.8%	3.4%	30.5%	10.2%	46.2%	February 7, 2018 – February 28, 2022
Class A (no sales load)	1.7%	9.2%	34.3%	11.4%	48.2%	April 10, 2018 – February 28, 2022
Class A (with sales load)	-7.0%	-0.1%	22.9%	7.6%	35.6%	April 10, 2018 – February 28, 2022
Class I	1.7%	9.4%	35.2%	11.7%	49.9%	April 10, 2018 – February 28, 2022
Class T (no sales load)	1.3%	8.1%	29.5%	9.8%	40.7%	May 25, 2018 – February 28, 2022
Class T (with sales load)	-3.5%	3.0%	23.3%	7.8%	34.0%	May 25, 2018 – February 28, 2022
Class D	1.5%	9.2%	32.2%	10.7%	41.0%	June 26, 2018 – February 28, 2022
Class S (no sales load)	1.9%	11.2%	N/A	N/A	30.4%	March 31, 2020 – February 28, 2022
Class S (with sales load)	-1.7%	7.3%	N/A	N/A	25.9%	March 31, 2020 – February 28, 2022

(1) For the period from January 1, 2022 through February 28, 2022.

(2) For the period from March 1, 2021 through February 28, 2022.

(3) For the period from March 1, 2019 through February 28, 2022. The AAR adds the annual return for each of the last three years together and divides the sum by three.

(4) For the period from the date the first share was issued for each respective share class through February 28, 2022.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. Amounts are not annualized. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and D have no upfront sales load.

For the two month period ended February 28, 2022, sources of declared distributions on a GAAP basis were as follows:

	Two Months Ended February 28, 2022
	Amount	% of Total Distributions Declared
Net investment income[1]	$1,708,759	52.6%
Distributions in excess of net investment income[2]	1,539,532	47.4%
Total distributions declared	$3,248,291	100.0%

Cash distributions net of distributions reinvested during the periods presented were funded from the following sources:

	Two Months Ended February 28, 2022
	Amount	% of Cash Distributions Net of Distributions Reinvested
Net investment loss before expense support	$(97,989)	(4.5)%
Expense support	1,806,748	82.8%
Net investment income	1,708,759	78.3%
Cash distributions net of distributions reinvested in excess of net investment income[2]	473,124	21.7%
Cash distributions net of distributions reinvested[3]	$2,181,883	100.0%

1 Net investment income includes expense support due from the Manager and Sub-Manager of $1,806,748 for the two months ended February 28, 2022.

2 Consists of distributions made from offering proceeds for the periods presented.

3 For the two months ended February 28, 2022, excludes $1,066,408 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 34.8%, 24.5%, 14.8% and 3.7%, respectively. For additional information regarding sources of distributions, please see the annual and quarterly reports the Company files with the Securities and Exchange Commission. The Company will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions, however, as of the date of this supplement, management believes that reimbursement of expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement.  We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities. For a discussion of how the fair values of the Company’s investments have been impacted by the COVID-19 pandemic, please see “Factors Impacting Our Operating Results – COVID-19” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” excerpted from the Company’s quarterly report on Form 10-Q for the three months ended September 30, 2021 and included in our Prospectus. Please also see “Risk Factors” related to COVID-19 included in our Prospectus.

Prospectus Summary

The following disclosure supersedes and replaces the second paragraph under the section “Prospectus Summary—Q: Who are Levine Leichtman Strategic Capital, LLC and LLC” which appears on page 3 of the Prospectus and the third paragraph under the section “Business—The Manager and the Sub-Manager” which appears on page 69 of the Prospectus.

The Sub-Manager is an affiliate of LLCP. LLCP is an asset manager that has made private capital investments in middle-market companies located primarily in the United States for 38 years. Since its inception in 1984 through December 31, 2021, LLCP and the LLCP Senior Executives have managed approximately $12.8 billion of capital. From 1994 through December 31, 2021, LLCP has sponsored and managed fifteen private funds in addition to our company, raised a total of approximately $10.5 billion of capital commitments from over 175 institutional and other investors, and invested approximately $7.1 billion in 101 middle-market companies across various industries, including franchisors, business services, and light manufacturing and engineered products. LLCP currently has a team of more than 60 transactional and supporting professionals. As of December 31, 2021, LLCP had approximately $9.2 billion under management. LLCP is managed by a tenured, nine-person Executive Committee, comprised of Lauren B. Leichtman, Arthur E. Levine, Matthew G. Frankel, Michael B. Weinberg, Stephen J. Hogan, David I. Wolmer, Andrew M. Schwartz, Matthew M. Rich and Micah B. Levin (together, the “LLCP Senior Executives”), an experienced team supported by approximately 27 Corporate Finance professionals and 8 Originations professionals.

Business

The following disclosure supersedes and replaces the sixth bullet under “Business—Potential Competitive Strengths” which appears on page 73 of the Prospectus.

●	Experience Acquiring and Managing Middle-Market Companies. Our acquisition activities will be overseen and approved by the Sub-Manager subject to approval by the Manager’s management committee that such opportunity meets our investment objectives and final approval of such opportunity by our board of directors. The Sub-Manager’s executive team consists of the LLCP Senior Executives. These executives bring significant experience acquiring and managing middle-market companies, stability and cohesiveness to our management. The Manager’s Management Committee consists of Chirag J. Bhavsar, Tammy J. Tipton, and Paul W. Drury.

Management

The following chart under “Management—Directors and Executive Officers” located on page 109 of the Prospectus is amended and restated to reflect the appointment of Paul W. Drury as Senior Managing Director which is effective as of March 21, 2022.

The following table sets forth certain information regarding our executive officers and directors as of the date of this prospectus.

Name	Age	Position(s) Held with Us	Director/Executive Officer Since
James M. Seneff, Jr.	75	Director and Chairman of the Board (Class II)	2017
Arthur E. Levine	70	Director (Class III)	2016
Mark D. Linsz	57	Independent Director (Class II)	2017
Benjamin A. Posen	54	Independent Director (Class I)	2017
Robert J. Woody	78	Independent Director (Class III)	2017
Chirag J. Bhavsar	53	Chief Executive Officer	2017
Tammy J. Tipton	61	Chief Financial Officer and Interim Chief Operating Officer	2016
Paul W. Drury	61	Senior Managing Director	2022

The following executive officer biography is added as a new paragraph under the section “Management—Directors and Executive Officers on page 109 of the Prospectus.

Paul W. Drury serves in the executive officer role as our Senior Managing Director and also serves on the Investment Committee of the Manager. Mr. Drury also serves as Senior Managing Director of CNL Financial Group. Prior to joining CNL Financial Group, Mr. Drury served as a Senior Managing Director of the Investment Originations team at Levine Leichtman Capital Partners, LLC. In this capacity, he was responsible for the origination of new investment opportunities and investment due diligence with a focus on the Midwest region. During his 16 years at LLCP, Mr. Drury assisted to originate multiple new platform investments, including several of the Company’s investments. Prior to joining LLCP, Mr. Drury was a Vice President with the CIT Group, a New York-based middle-market lender, where he led the business development efforts throughout the Midwest and was responsible for developing strategic relationships with private equity investors, professional intermediaries and middle market businesses. Mr. Drury received a B.S. in Finance and Accounting from Texas Tech University and an M.B.A. with Honors from the University of Chicago Booth School of Business.

All of our executive officers are employed by and receive compensation from affiliates of our Manager.

Our Portfolio

The following disclosure supersedes and replaces the sections “Our Portfolio—Lawn Doctor,” “Our Portfolio—Polyform,” “Our Portfolio—Auriemma U.S. Roundtables,” “Our Portfolio—Milton Industries,” “Our Portfolio—Resolution Economics,” “Our Portfolio—Blue Ridge ESOP Associates,” “Our Portfolio—Healthcare Safety Holdings LLC,” “Our Portfolio—ATA Title Company,” “Our Portfolio—Douglas Machine Corp,” and “Our Portfolio—Clarion Safety Systems,” respectively, which first appears on page 93 of the Prospectus.

Lawn Doctor

Overview. On October 20, 2017, we entered into a merger agreement with LD Merger Sub, Inc., our wholly owned subsidiary, and LD Parent, Inc., the parent company of Lawn Doctor. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Lawn Doctor through an approximately $45.5 million investment consisting of approximately $30.5 million of common equity and an approximately $15.0 million debt investment in the form of a secured second lien note that we made to Lawn Doctor. After the closing of the merger, the consummation of the equity contribution pursuant to the exchange agreement described under “Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses” and subsequent purchases of common equity in Lawn Doctor by certain members of Lawn Doctor’s senior management team, we own approximately 61% of the outstanding equity in Lawn Doctor, with the remaining equity owned primarily by Lawn Doctor’s senior management team.

Lawn Doctor is a leading franchisor of residential lawn care programs and services. Lawn Doctor’s core service offerings provide residential homeowners with year-round monitoring and treatment by focusing on weed and insect control, seeding, and professionally and consistently-administered fertilization, using its proprietary line of equipment. Lawn Doctor is not involved in other lawn maintenance services, such as mowing, edging, and leaf blowing.

Lawn Doctor’s franchised business model has consistently been ranked as a Top 500 Franchise Opportunity by Entrepreneur Magazine for 40 years. We believe this accomplishment ranks Lawn Doctor alongside the top franchise businesses and brands in the world. Lawn Doctor’s efforts on behalf of its franchisees (which include shared marketing programs and infrastructure, an extensive online presence, and comprehensive training) have attracted a strong core of dedicated franchise owners who, in turn, contribute to the continued growth and success of the Lawn Doctor brand.

None of Lawn Doctor’s employees are subject to collective bargaining agreements. Lawn Doctor’s corporate headquarters (which it owns) are in Holmdel, New Jersey, and it leases a manufacturing site in Marlboro, New Jersey.

In May 2018, Lawn Doctor acquired an 80% equity interest in Mosquito Hunters, a franchisor of mosquito and pest control services. Mosquito Hunters was founded in 2013, is based in Northbrook Illinois and specializes in the eradication of mosquitos through regular spraying applications and follow-up maintenance. This acquisition furthers Lawn Doctor’s strategy of both growing organically and also via acquisition of additional home service brands.

In May 2019, Lawn Doctor acquired a 71% equity interest in Ecomaids, a franchisor of residential cleaning services. Ecomaids was founded in 2012. Ecomaids specializes in home cleaning services utilizing environmentally-friendly cleaning products and solutions.

In August 2021, Lawn Doctor was recapitalized with an additional term loan of $10.7 million. Proceeds from the recapitalization were primarily used to pay special distributions to Lawn Doctor’s shareholders, of which we received approximately $6.0 million.

History. Lawn Doctor was founded in 1967 by Robert Magda and Tony Giordano and the business was originally named Auto Lawn of America, Inc. In 1983, Russell Frith, who had served as Lawn Doctor’s Director of Franchise Development, Vice President of Marketing, and Executive Vice President, was promoted to President and Chief Executive Officer. In 2011, Scott Frith became President and Chief Executive Officer of Lawn Doctor after serving as marketing director from 1999 to 2005 and Vice President of Marketing and Franchise Development from 2005 to 2011. Lawn Doctor was purchased on December 22, 2011 by Levine Leichtman Capital Partners SBIC Fund, L.P. (the “SBIC Fund”), which is managed by an affiliate of the Sub-Manager.

Industry. As of 2020, the lawn services market in the United States was an estimated $99.7 billion industry with a growth rate of approximately 1.0%. It is also a highly fragmented industry with two nationwide competitors (one of which is Lawn Doctor), dozens of regional competitors, and thousands of local competitors. We believe that most companies in the industry are small, private operations and do not offer proprietary processes and equipment, cost effectiveness, breadth of experience, and strong brand recognition that Lawn Doctor provides. Lawn Doctor believes that a franchised based business model tends to be more competitive and profitable, due to superior brand awareness, improved customer service and economies of scale.

Investment Highlights. Lawn Doctor operates a nationwide network of independently owned franchise units in 38 states as of December 31, 2021. The Lawn Doctor franchisee unit base has grown from 452 in 2012 to 608 as of December 31, 2021, with strong average annual openings of approximately 20 units and an average annual closure rate of approximately 1.6%. Lawn Doctor benefits from a scalable business model, which does not require significant capital expenditures or additional fixed costs to support future growth. As noted above, Lawn Doctor acquired brands Mosquito Hunters and Ecomaids in May 2018 and May 2019, respectively. The company has grown the two brands from 8 and 2 units at entry to 123 and 78 units as of December 31, 2021, respectively. Lawn Doctor earns revenue from franchisee royalty fees, equipment lease fees, initial franchisee fees, equipment parts sales, vendor rebates, and interest on franchise loans. The primary source of revenue is the franchisee royalty fee. The total revenue for the trailing twelve months ended December 31, 2021 was approximately $35.4 million, of which approximately $19.8 million was the franchisee royalty fees for Lawn Doctor. From 2009 to the trailing twelve months ended December 31, 2021, Lawn Doctor’s total revenue and royalties have grown at compound annual growth rates of approximately 11.2% and 7.6%, respectively. Total system wide sales for Lawn Doctor was approximately $142 million for the year ended December 31, 2019. The total Lawn Doctor system wide sales for the trailing twelve months ended December 31, 2020 was approximately $159 million. The total Lawn Doctor system wide sales for the trailing twelve months ended December 31, 2021 was approximately $183 million.

Growth Opportunities. The acquisition of Mosquito Hunters and Ecomaids furthered Lawn Doctor’s strategy of growing both organically and also through the acquisition of additional home service brands. We believe the following are key growth opportunities in addition to Lawn Doctor’s continued organic growth: (i) the potential to expand Mosquito Hunters’ business nationally, (ii) the potential to expand Ecomaids’ business nationally, and (iii) the potential to acquire additional home service franchisors through LLCP’s platform and Lawn Doctor’s relationships.

Polyform

Overview. On October 20, 2017, we entered into a merger agreement with PFHI Merger Sub, Inc., our wholly owned subsidiary, and Polyform. The merger agreement was amended on February 6, 2018. On February 7, 2018, pursuant to the terms of the merger agreement, we acquired a controlling interest in Polyform through an approximately $31.3 million investment consisting of approximately $15.6 million of common equity and an approximately $15.7 million debt investment in the form of a first lien secured note that we made to Polyform. After the closing of the merger and the consummation of the equity contribution pursuant to the exchange agreement described under “Conflicts of Interest and Certain Relationships and Related Party Transactions—The Acquisitions of Our Initial Businesses,” we own approximately 87% of the outstanding equity in Polyform, with the remaining equity owned by Denice Steinmann, a current board member and the former Chief Executive Officer of Polyform.

Polyform is a leading developer, manufacturer and marketer of polymer clay products worldwide. Through its two primary brands, Sculpey® and Premo!®, Polyform sells a comprehensive line of premium craft products to a diverse mix of customers including specialty and big box retailers, distributors and e-tailers. We believe Polyform is well regarded for its high quality, comprehensive line of polymer clays, clay molds, children kits, wax-base clays, non-dry clays, clay tools and accessories. Polyform’s strong brand recognition, unique product attributes and strong customer network have earned it one of the leading market share positions in the polymer clay segment within the United States.

Polyform estimates that its products are available in approximately 16,000 retail locations through its major customers, plus many other locations through independent retailers. None of Polyform’s employees are subject to collective bargaining agreements. Polyform’s corporate headquarters are in Elk Grove Village, Illinois.

History. The chemical formulation that makes up the polymer clay was originally designed to serve as a thermal transfer compound; and after several years, it was determined that this compound may have better use as a molding and sculpting clay. The formulation’s pliability characteristics at room temperature and solidification without shrinkage upon low temperature baking, exhibited the necessary traits of high quality clay. Polyform was incorporated in 1967, with Zenith Products Company, Inc. (“Zenith”) as the parent company. Polyform performed all non-manufacturing functions related to this product, while the manufacturing was performed by Zenith. In 1993, Zenith was merged into Polyform. In 1995, Polyform was sold to Charles and Denice Steinmann. In July 2018, Mr. Steve Seppala, formerly Chief Financial Officer of Polyform, succeeded Ms. Denice Steinmann as Chief Executive Officer of Polyform. Ms. Steinmann is expected to continue with Polyform in an advisory role and remains as one of the members of the board of directors of Polyform.

Industry. The arts and crafts industry is highly fragmented across products, market niches, and consumer types. Polyform has been competing in the arts and crafts market for over 40 years. This industry is primarily driven by large national retail chains and other mass market retail stores, and has more recently expanded into the e-commerce sales channel. Polyform has placement in approximately 16,000 retail locations including the top four U.S. craft retailers, individual craft stores, internet stores, art supply stores, and distributors who sell to retail craft shops and art supply stores. Polyform’s management believes that there is also a significant number of potential new retail distribution opportunities. Polyform has long-standing relationships with its customers as the top five have been customers for at least 14 years. We believe that Polyform is one of the market leaders in the polymer clay category in the United States with significantly more sales than its closest competitors, and as a result they have a competitive advantage based on price, product variety, quality, innovation and overall distribution.

Investment Highlights. Polyform has grown its signature product lines, Sculpey® and Premo!®, into global names with a strong retail presence in the United States and growing presences abroad. The clay products are clean, economical, easy to work with and only require oven baking at 275 degrees Fahrenheit. Polyform’s success in the arts and crafts market is a result of its unique product formulations that offer superior molding and color profiles, and Polyform believes the proprietary product formulas and manufacturing methodologies create significant barriers to entry or duplication. The primary source of Polyform’s revenue is the sale of its products. Net sales for Polyform for the year ended December 31, 2020 were approximately $19.0 million. Net sales for Polyform for the trailing twelve months ended December 31, 2021 were approximately $22.3 million. Net sales for Polyform have grown at a compound annual growth rate of approximately 5.8% from 2009 to the trailing twelve months ended December 31, 2021.

Growth Opportunities. We believe the following are key growth opportunities for Polyform: (i) the potential growth through new customer acquisitions, new product introductions, international expansion, and potential price increases, (ii) the potential to improve overall margins through automation, vendor cost reductions, and reformulations, and (iii) potential growth in the e-commerce channel through strategic digital and social media marketing initiatives.

Auriemma U.S. Roundtables

Overview. On August 1, 2019, we, through our wholly-owned subsidiary, acquired a controlling interest in Roundtables through an approximately $44.5 million investment consisting of approximately $32.4 million of common equity and an approximately $12.1 million debt investment in the form of senior secured notes. Prior to this transaction, Roundtables operated as a division of Auriemma Consulting Group, Inc. (“Auriemma Group”). We own approximately 81% of the outstanding equity of Roundtables, with the remaining equity owned by Michael Auriemma. Mr. Auriemma is the previous owner of Roundtables and will continue to serve as a member of Roundtables’ board of directors. On November 13, 2019, we made an additional debt investment in Roundtables in the form of a $2.0 million senior secured bridge note. The senior secured bridge note accrues interest at a per annum rate of 8.0% and will mature in November 2022 with extension options.

Roundtables is an information services and advisory solutions business to the consumer finance industry. Roundtables offers membership in any of its over 39 topic-specific roundtables across five verticals (credit cards, automotive finance, retail banking, wealth management, and fintech) that includes participation in hosted executive meetings, proprietary benchmarking studies, and custom surveys. The subscription-based model provides executives with key operational data to optimize business practices and address current issues within the consumer finance industry. Auriemma Group, headquartered in New York, NY, was founded in 1984 and the U.S. Roundtables business was subsequently launched in 1992.

In April 2021, Roundtables acquired Edgar Dunn’s U.S. roundtables business, which added 6 roundtables to Auriemma’s services offering. This acquisition furthers Roundtables’ strategy of both growing organically and through M&A.

Industry.  We believe Roundtables’ valuable industry insights and data on niche topic areas result in limited direct competition. We also believe that Roundtables’ “give-to-get” data model creates a significant barrier to entry and that the business has low concentration risk with no client comprising more than 4.0% of revenue as of December 31, 2021.

Investment Highlights. Roundtables serves approximately 100 of the largest, most respected forward-thinking organizations in its verticals: credit cards, automotive finance, retail banking, wealth management, and fintech.  Members rely on this intelligence to manage their operations and view participation as business-critical, as evidenced by approximately 90%+ client retention and high levels of engagement with core value drivers. Roundtables’ customers typically pay upfront for a membership to a specific roundtable (e.g., card collections) and most customers subscribe to multiple roundtables. From 2008 to the trailing twelve months ended December 31, 2021, membership has experienced strong and steady growth over the last decade at a compound annual growth rate of approximately 9.3%.

The total revenue for Roundtables for the trailing twelve months ended December 31, 2021 was approximately $13.5 million, of which, the vast majority represented membership fees. The total revenue for Roundtables for the year ended December 31, 2020 was approximately $10.9 million. From 2005 to the trailing twelve months ended December 31, 2021, Roundtables’ total revenue has grown at a compound annual growth rate of approximately 14.7%. Given its current market position, access to data and brand identity, we believe Roundtables is uniquely positioned to expand its existing products and services to become the premier provider of operational data, diagnostics and analysis.

Growth Opportunities. We believe the following are key growth opportunities for Roundtables: (i) the potential to continue to add top-tier clients and new roundtable topics, (ii) the ability to expand into new industries, (iii) the monetization of Roundtables’ unique repository of data with existing clients, and (iv) the ability to pursue future strategic partnerships and acquisitions.

Milton Industries

Overview. On November 21, 2019, we, through our wholly-owned subsidiaries, Milton Strategic Capital EquityCo, LLC and Milton Strategic Capital DebtCo, LLC, acquired a minority interest in Milton Industries of $10.0 million. Our co-investment is comprised of an approximately $6.6 million common equity investment and a debt investment of approximately $3.4 million in senior secured subordinated notes. Our equity investment represents approximately 13% of the total ownership of Milton. The co-investment is alongside a debt and equity investment from the LMM II Fund, an institutional fund and affiliate of the Sub-Manager. The remainder of the common equity of Milton is owned by members of the Milton executive management team and capital providers. Milton was founded in 1943 and is based in Chicago, IL. Milton is a leading provider of highly-engineered tools and accessories for pneumatic applications across a variety of end markets including vehicle service; industrial maintenance, repair, and operating supplies; aerospace and defense; and agriculture. Milton has over 1,300 active customers and 1,600 SKUs with products including couplers, gauges, chucks, blow guns, filters, regulators and lubricators. Milton serves multiple channels including distributors, wholesalers and retailers, and is the #1 supplier to many leading customers.

In June 2020, Milton acquired GH Meiser & Co., which we believe will bolster Milton’s tire gauge offering, and in June 2021, Milton acquired Zeeline, which we believe will bolster Milton’s grease and fluid handling offering. These acquisitions further Milton’s strategy of both growing organically and through M&A.

Investment Highlights. We believe that Milton is a more resilient business given the consumable nature of its products and the diversity of its customer, product and end market mix. We also believe that Milton’s high product quality, engineering expertise and long-term partnership approach create sticky relationships, with an average tenure of over 24 years among Milton’s top ten customers. Milton’s net revenue has grown at a compound annual growth rate of approximately 5.5% from 2010 to the trailing twelve months ended December 31, 2021. Milton had net revenue for the year ended December 31, 2020 of approximately $41.2 million. Milton had net revenue for the trailing twelve months ended December 31, 2021 of approximately $54.0 million.

We believe that Milton has an attractive financial profile, with strong margins, limited capital expenditure requirements and low working capital needs.

Growth Opportunities. We believe the following are key growth opportunities for Milton: (i) additional growth in existing markets, (ii) new product development, (iii) e-commerce and digital marketing initiatives and (iv) strategic acquisitions.

In December 2021, Milton acquired Global-Flex, a manufacturer of hose assemblies, rubber expansion and metal expansion joints, “PTFE” products and pump connectors. This acquisition furthers Milton’s strategy of both growing organically and through M&A.

Resolution Economics

Overview. On January 2, 2020, we, through our wholly-owned subsidiaries, RE Strategic Capital EquityCo, LLC and RE Strategic Capital DebtCo, LLC, acquired a minority interest in ResEcon of $10.0 million. Our co-investment in ResEcon is comprised of an approximately $7.2 million common equity investment and a debt investment of approximately $2.8 million in senior secured subordinated notes. Our equity investment represents approximately 8% of the total ownership of ResEcon. The co-investment is alongside a debt and equity investment from the LMM II Fund. The remainder of the common equity of ResEcon is owned by members of the ResEcon executive management team.

Company Overview. Established in 1998, ResEcon is a leading specialty consulting firm that provides services to leading law firms and corporations in labor & employment and commercial litigation matters. ResEcon provides economic and statistical analysis as well as expert testimony services in class action, multi-plaintiff and single-plaintiff matters alleging wrongful employment practices and focuses on discrimination in the recruitment and hiring, promotion, pay, termination and other employment practices on the basis of age, race, gender, national origin, ethnicity and other protected classes. ResEcon also focuses on providing consulting and expert testimony services in matters alleging wage and hour employment law violations. ResEcon has offices in Los Angeles, New York, Chicago and Washington, D.C.

In providing its services, ResEcon relies upon client data, complex proprietary statistical modeling, and over 20 years of experience with labor & employment law and commercial litigation. ResEcon employs a highly technical workforce of over 100 employees as of December 31, 2021 and includes professionals with PhDs, professionals with master’s degrees, software for statistical analysis (SAS) programmers, and professionals who have served as expert witnesses. ResEcon’s clients include a large number of the top 100 law firms and Fortune 500 companies, as well as government entities. ResEcon also serves a variety of industries, with the consumer and retail, hospitality, transportation, and technology industries constituting the largest.

We believe that the U.S. market for consulting services for labor and employment law litigation has potential for continued growth due to an increase in labor & employment filings, increased adoption of economic consultants, and the increasing complexity of cases due to the proliferation of data and technology. Accordingly, we believe these trends, coupled with recent social movements (e.g., equal pay for equal work, #MeToo), will continue to support the increasing demand for the types of services ResEcon provides.

Investment Highlights. ResEcon’s total revenue has grown at a compound annual growth rate in excess of 13.2% from 2007 to the trailing twelve months ended December 31, 2021. We note that ResEcon has been involved with or cited in several landmark cases and believe that ResEcon has created a sought after brand supporting a favorable outlook for potential continued growth. We also believe ResEcon’s focus on labor & employment litigation consulting services positions its business to be less correlated to overall economic cycles. We believe that ResEcon’s ability to attract and retain its clients is a key factor for ResEcon’s success.

We believe that ResEcon has an attractive financial profile, with strong margins, limited capital expenditure requirements and modest working capital needs.

Growth Opportunities. We believe that the following are key growth opportunities for ResEcon: (i) geographic expansion to new U.S. metropolitan areas and internationally, (ii) expansion of consulting and advisory services to new areas of expertise beyond labor & employment, (iii) expansion of advisory and consulting services to new and existing clients, (iv) recruitment of senior lateral hires, and (v) strategic acquisitions.

Blue Ridge ESOP Associates

Overview. On March 24, 2020, we, through our wholly-owned subsidiaries, BR Strategic Capital EquityCo, LLC and BR Strategic Capital DebtCo, LLC, acquired a minority interest in Blue Ridge of $12.5 million. Our co-investment in Blue Ridge is comprised of an approximately $9.9 million common equity investment and a debt investment of approximately $2.6 million in senior secured subordinated notes. Our equity investment represents approximately 17% of the total equity ownership of Blue Ridge. Our co-investment is alongside investments from the LMM II Fund, Blue Ridge’s previous owners, and members of its executive management team.

Company Overview. Established in 1988, Blue Ridge is an independent, third-party employee stock ownership plans (“ESOP”) and 401(k) administrator. For over 30 years, Blue Ridge has developed proprietary and comprehensive solutions to address the unique and complex administrative needs of companies operating as ESOPs and managing 401(k) plans. Blue Ridge’s services and solutions include recordkeeping, compliance, reporting, distribution and processing, administrative services and plan management and analysis software. Blue Ridge is led by a long-tenured and experienced executive management team.

In July 2020, Blue Ridge acquired Benefit Concepts Systems, Inc., a full service benefit consulting firm with expertise in the design, implementation, and administration of ESOPs. In April 2021, Blue Ridge acquired Coastal Pension Services, a leading provider of outsourced 401(k) administration services in the greater Washington, D.C. area. These acquisitions further Blue Ridge’s strategy of both growing organically and through M&A.

Investment Highlights. We believe that Blue Ridge’s business model and diversified client base position it to be more resilient in economic recessions and have less correlation to the overall economic cycles. From 2005 to the trailing twelve months ended December 31, 2021, Blue Ridge’s total revenue has grown at a compound annual growth rate of approximately 15.5% and grew each year through the financial crisis. Blue Ridge maintains a large and diversified client base, providing services for over 850 ESOPs with over 200,000 plan participants. These clients are largely obtained through referrals (approximately 75% from 2016 through December 31, 2021). With approximately 6,100 ESOP plans in the United States as of December 31, 2021, we believe that Blue Ridge’s approximately 13% market share demonstrates its strong market positioning, but with room for further growth.

Growth Opportunities. We believe that the following are key growth opportunities for Blue Ridge: (i) the growth of participants in the ESOP’s at existing clients, (ii) the acquisition of new clients, supported through new client referrals and ESOP market growth, (iii) cross-selling of additional services, (iv) M&A, and (v) the expansion of service offerings into adjacent markets.

In December 2021, Blue Ridge acquired a California based provider of outsourced 401(k), defined benefit and cash balance plan administration services. This acquisition furthers Blue Ridge’s strategy of both growing organically and through M&A.

Healthcare Safety Holdings LLC

Overview. On July 16, 2020, we, through our wholly-owned subsidiary, UM Strategic Capital EquityCo, LLC, acquired an approximately 75% interest in the common equity of HSH for $17.3 million. Additionally, we, through our wholly-owned subsidiary, UM Strategic Capital DebtCo, LLC, made a $24.4 million debt investment in HSH in the form of senior secured notes. The remaining HSH equity is owned by members of the HSH executive management team, the former controlling interest holder and TM SPV III, LLC. Members of the HSH executive management team may participate in an options incentive plan.

Company Overview. Founded in 1988 and headquartered in Excelsior, MN, HSH is a leading producer of daily use insulin pen needles, syringes and related product offerings for the human and animal diabetes care markets. HSH specializes in providing “dispense and dispose” sharps solutions, which allow users to more easily and safely dispose of sharps. HSH produces branded and private label products sold primarily through distributors to retail pharmacies, veterinary clinics and dialysis centers, as well as via e-commerce channels. HSH’s manufacturing facility in South Dakota is well equipped to capture the growing demand for single use sharps by human and animal diabetics.

Investment Highlights. We believe HSH’s innovative offerings, brand positioning, proprietary “dispense and dispose” solution and value proposition make the company a strong competitor in its core consumer and animal diabetes categories. HSH’s core pen needle offers a one-time use, disposable product for consumers who need multiple daily injections, which we believe creates the potential for recurring revenue. From 2005 to the trailing twelve months ended December 31, 2021, HSH’s net revenue has grown at a compound annual growth rate of approximately 12.0%.

Industry. We believe that insulin pens are an essential product to the health and wellness for individuals living with diabetes. We believe that this will result in a durable business model for HSH that is resilient to changes in market and economic cycles. We also believe there are differentiated elements of HSH’s platform, including UltiGuard, a propriety solution for the safe dispensing and disposal of sharps.

As of December 31, 2021, HSH has an estimated 60% of the market share of the pet diabetes syringe category. As the incidence of pet diabetes grows and consumers increasingly demand the highest quality care for their pets, the market for animal syringes is currently expected to grow at a compound annual growth rate of approximately 12% per year.

Growth Opportunities. We believe the following are key growth opportunities for HSH: (i) invest in sales/marketing to grow presence in new and existing channels, (ii) develop data driven and targeted marketing programs for each customer channel, and (iii) pursue strategic acquisitions.

ATA Title Company

Overview. On April 1, 2021, we, through our wholly-owned subsidiary, Huron Title Buyer, LLC, entered into a Membership Interest Purchase Agreement pursuant to which we acquired an approximately 75% interest in the common equity membership interest units of ATA Holding Company, LLC (“ATA”) for consideration of approximately $36 million, subject to certain post-closing adjustments (the “ATA Acquisition”). Additionally, on the closing date of the Acquisition, we, through our wholly-owned subsidiary, ATA Strategic Capital DebtCo, LLC, made an approximately $37 million debt investment in subsidiaries of ATA in the form of senior secured notes. The remaining ATA units of equity membership interest are owned by members of the ATA executive management team and former controlling interest owners.

Company Overview. Founded in 1999 and headquartered in Farmington Hills, MI, ATA is a leading national independent title insurance agency and settlement service provider for the residential resale, residential refinance, commercial and default markets. Its brands include ATA National Title Group, Greco Title Agency, Midstate Title Agency, Seaver Title Agency and Talon Title Agency. ATA has over 400 employees across 60+ offices in the Great Lakes Region (Michigan, Indiana, Ohio and Illinois).

Investment Highlights. ATA’s scale and broad service offering allow it to process closings with minimal outsourcing resulting in higher quality, consistent transaction execution. Further, we believe ATA’s higher touch service is a key distinguishing element for its customers. Although the residential resale and refinance business is driven in part by residential housing market and interest rates, we believe that ATA’s diversified business model positions it well for various market cycles. The total revenue for ATA for the trailing twelve months ended December 31, 2021, was approximately $76 million. The total revenue for ATA for the year ended December 31, 2020 was approximately $75 million. From 2011 to the trailing twelve months ended December 31, 2021, ATA’s total revenue has grown at a compound annual growth rate of approximately 6.3%.

Industry. ATA’s business has nationwide reach through key underwriter relationships and is in the top 1% of U.S. independent title insurance agencies by volume completing over 50,000 transactions in 2021. ATA is the largest independent agency in the Great Lakes Region with the second largest independent competitor only two-thirds the size.

Growth Opportunities. We believe the following are key growth opportunities for ATA: (i) geographic expansion, (ii) further building the company’s sales function to accelerate organic growth and (iii) accretive acquisitions.

Douglas Machine Corp.

Overview. On October 7, 2021, we, through our wholly-owned subsidiary, DM Strategic Capital EquityCo, LLC, acquired an approximately 90% indirect equity ownership interest in the capital stock of Douglas Machines Corp. (“Douglas”). The remaining Douglas capital stock is owned by members of the Douglas executive management team and existing pre-closing owners. In connection with the transaction, our indirect wholly-owned subsidiary, Douglas Machines Buyer, Inc., (the “Buyer”) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Douglas and Douglas Acquisition Company, LLC (the “Seller”) pursuant to which the Seller received aggregate consideration of approximately $40.7 million which included rollover investment from existing pre-closing owners and is subject to certain customary escrow related and post-closing adjustments (“Douglas Acquisition”). Additionally, through a Note Purchase Agreement dated October 7, 2021 (the “Note Purchase Agreement”), we, through our wholly-owned subsidiary, DM Strategic Capital DebtCo, LLC, made an approximately $15.0 million debt investment in Douglas in the form of senior secured notes. Subject to such adjustments, we paid approximately $35.5 million at closing for our portion of our equity ownership interest in the capital stock of Douglas.

Company Overview. Founded in 1979 and headquartered in Clearwater, FL, Douglas is a leading manufacturer of innovative and customizable commercial cleaning and sanitizing equipment to the food, pet food, nutraceutical and industrial end-markets in the United States. Many of these end-markets, and in particular, food safety, are subject to increasingly stringent regulations, further accelerated by the COVID-19 pandemic. As a “one stop solution” for many of its customers, Douglas is a market leader in a niche industry with approximately 20% market share in the “clean-out-of-place” core segment as of December 31, 2021. The clean-out-of-place core segment generally refers to machinery where equipment and parts are removed from their operational area for cleaning.

Investment Highlights. We believe Douglas is well positioned for steady growth in an industry that is estimated to grow approximately 5% per year. We believe this potential growth is supported by increased food safety requirements and greater adoption of automated sanitation systems. We also believe that Douglas’ product offering offers a potentially high return on investment for its customers, typically generating significant savings in labor and water costs. The total revenue for Douglas for the trailing twelve months ended December 31, 2021 was approximately $23 million. From fiscal year end 2004 to the trailing twelve months ended December 31, 2021, Douglas’ total revenue has grown at a compound annual growth rate of approximately 7.5%.

Growth Opportunities. We believe the following are key growth opportunities for Douglas: (i) market growth, (ii) new customer wins and wallet share expansion driven by sales and marketing expansion, (iii) operational efficiencies, (iv) accretive acquisitions and (v) international expansion.

Clarion Safety Systems

Overview. On December 9, 2021, we, through our wholly-owned subsidiary, Clarion Strategic Capital EquityCo, LLC, acquired an approximately 99% indirect equity ownership interest in Clarion Safety Systems, LLC (“Clarion”). The remaining indirect equity ownership in Clarion in an amount equal to approximately $0.5 million (the “Clarion Management Rollover Amount”) is held by members of the Clarion executive management team. In connection with the transaction, our indirect subsidiary, Clarion Safety Buyer, LLC (the “Clarion Buyer”) entered into a Unit Purchase Agreement (the “Purchase Agreement”) with the pre-closing members of Clarion (the “Clarion Sellers”) and Clarion Investment Holdings, LLC, as the seller representative, pursuant to which the Clarion Buyer paid aggregate consideration of approximately $67.5 million less the Clarion Management Rollover Amount, subject to certain net working capital, transaction expenses, and other customary post-closing purchase price adjustments (the “Clarion Acquisition”). The Purchase Agreement contains customary representations, warranties, and covenants by the Clarion Buyer and the Clarion Sellers. Our investment in Clarion is comprised of an indirect common equity interest investment of approximately $46.8 million and a concurrent debt investment of approximately $22.5 million made through our wholly-owned subsidiary, Clarion Strategic Capital DebtCo, LLC, in the form of a senior secured note issued jointly and severally by the Clarion Buyer and Clarion.

Company Overview. Founded in 1990 and headquartered in Milford, PA, Clarion is a provider of standards-based visual safety labels and signs that support original equipment manufacturers (“OEMs”), facility owners, and employers in reducing risk and protecting workers. Clarion serves thousands of customers across the world in a large and diverse set of industries. Customers rely upon Clarion’s expertise to help them navigate applicable regulatory and safety standards related to risk communication, resulting in the implementation of tailored systems of risk reduction.

Investment Highlights. We believe that Clarion’s revenue streams tend to be recurring and stable as they are tied to the manufacture and sale of a broad, diversified range of global capital equipment. We also believe that Clarion’s products are a cost-effective and necessary method for protecting users from potential liability as adequate warning labels and signs are required by OSHA and other industry bodies, providing for a durable business model. Revenue for Clarion has grown at an approximately 6.7% compound annual growth rate from the year ended December 31, 2010 to the trailing twelve months ended December 31, 2021.

Growth Opportunities. We believe the following are key growth opportunities for Clarion: (i) market growth, (ii) new customer wins and wallet share expansion driven by sales and marketing expansion, (iii) accretive acquisitions and (iv) service offering expansion.

Security Ownership

The following “Security Ownership” section on page 121 of the Prospectus is amended and restated as follows:

SECURITY OWNERSHIP

The following table sets forth, as of March 1, 2022, information with respect to the beneficial ownership of our shares by:

●	each person known to us to beneficially own more than 5% of any class the outstanding shares;

●	each of our directors and named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of the offering. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power, based upon the information furnished to us by such shareholders, directors and executive officers.

Name and Address(1)	Number of Shares Beneficially Owned		Percentage of all Shares(2)
James M. Seneff, Jr.	220,697	(3)(4)	1.33%
Arthur E. Levine	100,000	(5)	*
Mark D. Linsz	2,328	(4)	*
Benjamin A. Posen	2,000	(4)	*
Robert J. Woody	4,712	(4)	*
Chirag J. Bhavsar	19,079	(4)	*
Tammy J. Tipton	5,535	(4)	*
Paul W. Drury	—		—
All executives officers and directors as a group (8 persons)	364,651	(4)	2.20%

*	Represents beneficial ownership of less than 1%

(1)	Unless otherwise indicated, the address of each beneficial owner is c/o CNL Strategic Capital, LLC, 450 South Orange Avenue, Orlando, FL 32801-3336.

(2)	Based on a total of 16,552,659 Shares outstanding as of March 1, 2022.

(3)	Represents 60,697 Class FA shares held of record by the Manager, CNL Strategic Capital Management, LLC, an indirect subsidiary of CNL Financial Group, LLC, which is indirectly wholly owned by Mr. Seneff. Also represents 160,000 Class FA shares held of record by CNL Strategic Capital Investment, LLC, which is indirectly wholly owned by Mr. Seneff.

(4)	Represents common shares purchased in our private offerings.

(5)	Represents 100,000 Class FA shares held of record by the Leichtman-Levine Living Trust, an affiliate of the Sub-Manager, of which Mr. Levine is an indirect beneficial owner.

Conflicts of Interest

The following paragraph under the section “Conflicts of Interest —Competition for Management Time” on page 140 of the Prospectus is amended and restated.

James M. Seneff, Jr. and Arthur E. Levine, who serve as members of our board of directors, and Chirag J. Bhavsar, Tammy J. Tipton and Paul W. Drury, who serve as our executive officers, engage in the management of other business entities and properties and in other business activities, including activities associated with our affiliates. All of these individuals devote only as much of their time to our business as they, in their judgment, determine is reasonably required, which could be substantially less than their full time. The amount of time these individuals devote could be impacted by and commensurate with the level of our operating activity which will be impacted by the amount of funds raised from this offering and the subsequent acquisitions. These individuals may experience conflicts of interest in allocating management time, services, and functions among us and the various entities, investor programs (public or private) and any other business ventures in which any of them are or may become involved.